United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Third Quarter 2010 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 27, 2010

IR Contact Information ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, October 27, 2010	www.gruma.com

THIRD-QUARTER 2010 RESULTS

HIGHLIGHTS

  Sales volume increased 5% due to higher volumes in Gruma Venezuela, Gruma Corporation, and, to a lesser extent, in Molinera de Mexico.

  Net sales declined 5% mainly as a result of the devaluation of the bolivar, which affected our results in Venezuela in dollar terms; higher net sales in GIMSA partially offset that reduction.

  EBITDA fell 19% and EBITDA margin dropped to 8.1% from 9.5%. Lower margins in Gruma Corporation and Gruma Venezuela, and the devaluation of the bolivar were the main drivers of the consolidated EBITDA decline.

  Majority net income grew to Ps.238 million from Ps.45 million.

  Debt decreased US$62 million or 4% as of September 2010 versus June 2010.

Consolidated Financial Highlights
 (Ps millions)

	3Q10	3Q09	VAR (%)
Volume (thousand metric tons)	1,139	1,085	5
Net sales	11,840	12,489	(5)
Operating income	595	786	(24)
Operating margin	5.0%	6.3%	(130) bp
EBITDA	960	1,181	(19)
EBITDA margin	8.1%	9.5%	(140) bp
Majority net income	238	45	425
ROE (LTM)	13.2%	(99.8)%	N/A

Debt
 (US$ millions)

Sept'10	Sept'09	Var	June'10	Var
1,547	919	68%	1,609	(4)%

CONSOLIDATED RESULTS OF OPERATIONS
3Q10 vs. 3Q09

Sales volume increased 5% to 1,139 thousand metric tons in connection with higher volumes in Gruma Venezuela, Gruma Corporation, and, to a lesser extent, in Molinera de Mexico.

Net sales decreased 5% to Ps.11,840 million as a result of the devaluation of the bolivar, which affected our results in Venezuela. Higher net sales in GIMSA partially offset that reduction. Sales from non-Mexican operations constituted 68% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 66.9% from 66.2%, occasioned largely by Venezuela, Gruma Corporation and GIMSA. Other subsidiaries showed improvements in connection with better absorption. In absolute terms, cost of sales fell 4% to Ps.7,919 million because of reductions in Gruma Venezuela due to the bolivar devaluation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales increased to 28.1% from 27.5%, mainly coming from lower expense absorption in connection with the reduction in net sales. In absolute terms, SG&A declined 3% to Ps.3,326 million due primarily to the bolivar devaluation.

Operating income decreased 24%, to Ps.595 million driven especially by Gruma Corporation and Gruma Venezuela. Operating margin declined to 5.0% from 6.3%.

Other expense, net, was Ps.140 million, Ps.115 million higher due to expenses related to the expropriation of our operations in Venezuela.

Comprehensive financing income, net, was Ps.117 million versus Ps.647 million, an improvement of Ps.530 million, which resulted mainly from the appreciation of the peso during 3Q10 versus depreciation in 3Q09. Also, the improvement came from a favorable comparison versus 3Q09, when the company paid extraordinary fees related to part of its debt restructuring.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.153 million, 20% higher.

Taxes  amounted to Ps.215 million, Ps.83 million higher in connection with higher pre-tax income.

GRUMA's total net income was Ps.276 million versus a net income of Ps.111 million; the improvement came mainly from lower comprehensive financing cost. GRUMA's majority net income was Ps.238 million, compared with a majority net income of Ps.45 million.

FINANCIAL POSITION
September 2010 vs. June 2010

Balance-Sheet Highlights	Total assets were Ps.40,396 million, a decrease of 1%, driven mainly by lower cash balances in connection with lower debt.

Total liabilities were Ps.29,676 million, 2% lower, derived from the aforementioned debt reduction and the appreciation of the peso during the quarter.

Stockholders' equity totaled Ps.10,720 million,4% higher.
Debt Profile	GRUMA's debt amounted to US$1,547 million, of which approximately 75% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	4Q10	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020..	Total
Major Derivatives Loan		50.0	75.0	100.0	100.0	150.0	150.0	18.3				643.3
Minor Derivatives Loan	9.2	32.4	17.0									58.7
Bancomext Facility			6.7	33.4	46.8	26.7	26.7	33.4	53.4	40.1		267.2
Syndicated Loan	10.0	40.0	40.0	40.0	40.0							170.0
7.75% Perpetual Bond											300.0	300.0
Gruma Corp's Revolving Facility		30.0										30.0
Other	17.2	16.2	18.8	17.8	7.7							77.7
TOTAL	36.4	168.6	157.5	191.2	194.5	176.8	176.7	51.7	53.4	40.1	300.0	1,546.9

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$17 million during 3Q10. The largest investments were applied to GIMSA for upgrades and to Gruma Corporation for upgrades and some capacity expansions in the U.S. and in Europe.

SUBSIDIARY RESULTS OF OPERATIONS
3Q10 vs. 3Q09

Gruma Corporation

Sales volume increased 9% to 353 thousand tons due mainly to (1) the acquisition in April 2010 of the leading producer of corn grits in Ukraine, and (2) organic growth coming from an expanded customer base in the U.K., especially among retailers, and in the Middle East, especially snack producers. In the U.S., sales volume increased slightly.

Net sales declined 1% to Ps.5,537 million, mainly from price reductions in the U.S. corn flour business effective at the beginning of 4Q09 to reflect lower corn prices at that time. To a lesser extent, the increased promotional discounts to face competition in the U.S. tortilla business also contributed to the reduction.

Cost of sales as a percentage of net sales increased to 59.5% from 58.2% driven largely by the aforementioned price discounts at the U.S. corn flour business, and a change in the sales mix toward the European operations, which have lower gross margins than the U.S. operations. In absolute terms, cost of sales increased 2% to Ps.3,294 million due mainly to the acquisition in Ukraine.

SG&A as a percentage of net sales increased to 34.7% from 33.7% coming from lower expense absorption, and higher transportation expenses resulting from increased fuel prices and intercompany shipments to meet increased demand for corn chips in certain regions of the U.S. In absolute terms, SG&A increased 2% to Ps.1,919 million due primarily to the higher transportation expenses, and, to a lesser extent, the acquisition in Ukraine.

Operating income as a percentage of net sales declined to 5.8% from 8.1%, and, in absolute terms, operating income decreased 28%, to Ps.323 million due principally to the aforementioned price discounts at the U.S. corn flour business and the increase in SG&A.

GIMSA

Sales volume declined 3% to 465 thousand metric tons during 3Q10 due primarily to an extraordinary peak during 3Q09 driven by some customers' build-up of inventories in anticipation to price increases effective October 2009.

Net sales rose 12% to Ps.2,918 million resulting from price increases implemented during 2009, especially in 4Q.

Cost of sales as a percentage of net sales grew to 72.6% from 71.2%. In absolute terms, cost of sales went up 14% to Ps.2,119 million caused by higher cost of corn in connection with the elimination of government support to the tortilla industry; this support was replaced by price increases in our corn flour.

SG&A as a percentage of net sales improved to 16.9% from 17.4% due to better absorption in connection with the aforementioned price increases. In absolute terms, SG&A increased 8% to Ps.493 million mainly from strengthening of several customer-service programs, and higher freight expenses, the last resulting from a change in the sales mix favoring retailers and wholesalers, as in these transactions we usually pay freight expenses.

Operating income as a percentage of net sales decreased to 10.5% from 11.4% largely on account of higher prices in connection with aforementioned higher cost of corn. In absolute terms, operating income rose 3% to Ps.306 million.

For additional information, please see GIMSA ''Third-Quarter 2010 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 32% resulting from (1) consumer's migration to staple products due to the difficult economic situation, (2) our competitors' supply slowdown, and (3) production efficiencies at some of our facilities which allowed us to increase supply.

Net sales decreased 36% occasioned primarily by the effect of the devaluation of the bolivar.

Cost of sales as a percentage of net sales increased to 76.0% from 72.0% because of (1) higher raw-material costs, especially corn and wheat (wheat was affected by the devaluation of the bolivar and higher international prices), (2) salary increases according to inflation, and (3) efficiency problems and over time expenses due to power outages. All these cost increases have not been fully reflected in our prices. In absolute terms, cost of sales decreased 33% as a result of the devaluation of the bolivar.

SG&A as a percentage of net sales improved to 20.4% from 22.5% in connection with lower expenses in real terms. In absolute terms, SG&A declined 43% caused primarily by the effect of the devaluation of the bolivar.

Operating income decreased 58% to Ps.52 million. Operating margin declined to 3.6% from 5.5%.

Molinera de Mexico

Sales volume grew 4% due especially to customers' inventory build-up in anticipation of price increases that the company has been implementing during 3Q10 and 4Q10.

Net sales decreased 2% to Ps.839 million by reason of lower prices in connection with lower cost of wheat, which is expected to increase due to the volatility experienced in the international price of wheat.

Cost of sales as a percentage of net sales improved to 82.1% from 83.5% resulting from a shift in sales mix toward more profitable products like retail sales and pre-mixed flours. In absolute terms, cost of sales decreased 3% in connection with the lower cost of wheat and, to a lesser extent, the optimization initiatives.

SG&A as a percentage of net sales increased to 17.2% from 15.6% derived from lower expense absorption, higher freight tariffs, improved customer service, and expanded market coverage. In absolute terms, SG&A rose 9% due to these factors as well as higher freight expenses in connection with higher volumes.

Operating income declined 34% to Ps 5 million. Operating margin declined to 0.6% to 0.9%.

Gruma Centroamerica

Sales volume fell 8% mainly as a result of additional competition with low-priced brands in corn flour in Honduras, and higher availability of corn in Nicaragua.

Net sales decreased 4% to Ps.714 million resulting from the aforementioned sales volume reduction. Higher prices in most of the other product lines in Central America (especially tortillas, snacks, and rice) partially offset the decline in sales volume.

Cost of sales as a percentage of net sales increased to 72.8% from 72.6% because of lower absorption in connection with the aforementioned sales volume decline. In absolute terms, cost of sales decreased 4% to Ps. 520 million due to the decline in sales volume.

SG&A as a percentage of net sales improved to 29.6% from 32.1% and in absolute terms, SG&A dropped 12% driven by lower promotional activities and lower distribution expenses in connection with lower sales volume.

Operating loss was Ps.18 million compared to a loss of Ps.36 million. Operating margin improved to negative 2.5% from negative 4.8%.

Other Subsidiaries and Eliminations	Operating loss was Ps.75 million compared with an operating loss of Ps.60 million.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the Mexican Financial Reporting Standards (MFRS).

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Not inflationary - when the accumulated inflation of three prior years is less than 26%, or

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. The effects of inflation for figures of the subsidiaries in Central America are not recognized from January 1, 2010. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The figures for subsidiaries in Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.60/dollar as of September 30, 2010. The differences between MFRS and US GAAP are reflected in the column entitled ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V.,is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 93 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q10**	3Q09	VAR (%)	2Q10	VAR (%)	**2010**	2009	VAR (%)
NET SALES	**11,840**	12,489	(5)	11,693	1	**34,788**	37,719	(8)
GROSS PROFIT	**3,921**	4,226	(7)	3,882	1	**11,554**	13,020	(11)
GROSS MARGIN (%)	**33.1%**	33.8%		33.2%		**33.2%**	34.5%	
OPERATING INCOME	**595**	786	(24)	701	(15)	**1,932**	2,848	(32)
OPERATING MARGIN (%)	**5.0%**	6.3%		6.0%		**5.6%**	7.5%	
OTHER EXPENSE (INCOME), NET	**140**	25		96		**276**	113	
COMPREHENSIVE FINANCING COST (INCOME), NET	**117**	647		604		**883**	1,003	
INTEREST EXPENSE	**323**	497		359		**1,031**	1,107	
INTEREST INCOME	**29**	90		(23)		**16**	539	
FOREIGN EXCHANGE LOSS (GAIN)	**(211)**	110		319		**(42)**	(467)	
MONETARY POSITION (GAIN) LOSS	**(24)**	(50)		(50)		**(122)**	(176)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(153)**	(128)		(160)		**(441)**	(386)	
TAXES	**215**	131		227		**657**	870	
NET INCOME	**276**	111	150	(66)	517	**556**	1,247	(55)
MAJORITY NET INCOME	**238**	45	425	(153)	256	**350**	885	(60)
EARNINGS PER SHARE[1]	**0.42**	0.08	425	(0.27)	256	**0.62**	1.57	(60)
EARNINGS PER ADR (US$)[2]	**0.13**	0.03	425	(0.09)	256	**0.20**	0.50	(60)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**365**	395		363		**1,086**	1,183	
EBITDA[3]	**960**	1,181	(19)	1,064	(10)	**3,018**	4,031	(25)
CAPITAL EXPENDITURES (MILLIONS US$)	**17**	20		22		**51**	50	

BALANCE SHEET SUMMARY	**Sep-10**	Sep-09	VAR (%)	Jun-10	VAR (%)
CASH AND CASH EQUIVALENTS	**916**	1,802	(49)	1,595	(43)
TRADE ACCOUNTS RECEIVABLE	**3,879**	4,155	(7)	3,820	2
OTHER ACCOUNTS RECEIVABLE	**2,059**	3,053	(33)	1,982	4
INVENTORIES	**7,032**	7,479	(6)	6,994	1
CURRENT ASSETS	**14,516**	17,062	(15)	14,908	(3)
PROPERTY, PLANT, AND EQUIPMENT, NET	**17,995**	20,284	(11)	18,079	(0)
TOTAL ASSETS	**40,396**	44,703	(10)	40,638	(1)
SHORT-TERM DEBT	**1,919**	3,434	(44)	2,119	(9)
CURRENT LIABILITIES	**8,711**	21,336	(59)	8,474	3
LONG-TERM DEBT	**17,571**	8,958	96	18,540	(5)
TOTAL LIABILITIES	**29,676**	33,833	(12)	30,328	(2)
MAJORITY STOCKHOLDERS' EQUITY	**6,952**	6,920	0	6,619	5
STOCKHOLDERS' EQUITY	**10,720**	10,870	(1)	10,310	4
CURRENT ASSETS/CURRENT LIABILITIES	**1.67**	0.80		1.76	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**2.77**	3.11		2.94	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.65**	0.53		0.67	
BOOK VALUE PER SHARE[1]	**12.33**	12.28		11.74	

[1] On the basis of 563,650,709 shares as of September 30, 2010, 563,650,709 shares as of September 30, 2009, and 563,650,709 shares as of June 30, 2010.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 12.60 per dollar as of September 30, 2010.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA**

GRUMA, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2010**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREIGN INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
GE CAPITAL MÉXICO	NOT APPLIED	03/07/2009	30/06/2014	13.02	0	9,432	12,880	12,880	4,128	0						
GE CAPITAL MÉXICO	NOT APPLIED	31/03/2010	30/09/2013	13.02	0	2,349	3,155	3,155	789	0						
BBVA BANCOMER	NOT APPLIED	21/10/2009	21/10/2014	7.7483	0	208,208	208,208	208,208	208,208	61,050						
GE CAPITAL MÉXICO	NOT APPLIED	21/10/2009	01/05/2011	13.02	0	27	43	43	15	0						
GE CAPITAL MÉXICO	NOT APPLIED	21/10/2009	01/05/2011	13.02	0	8	174	174	88	0						
BANCO ATLANTICA /OCCIDENTE	YES	01/06/2009	01/06/2014	15.0							0	37,800	37,800	37,800	34,650	0
BCT	YES	25/06/2009	25/06/2014	8.53							0	12,600	12,600	12,600	12,600	422
BCT	YES	25/06/2009	25/06/2012	7.53							0	12,600	11,058	0	0	0
BCT	YES	05/07/2010	08/11/2010	8.03							835	0	0	0	0	0
BICR	YES	13/11/2009	03/11/2010	9.53							2,141	0	0	0	0	0
BICR	YES	06/11/2009	23/10/2010	9.53							5,343	0	0	0	0	0
GE CAPITAL	NOT	01/03/2008	01/03/2013	11.66							0	13,464	23,087	23,087	8,808	0
MERRYL LYNCH	YES	03/12/2004	03/12/2055	7.75							0	0	0	0	0	3,780,383
BBVA BANCOMER	NOT	21/10/2009	21/10/2014	3.395							0	297,852	297,852	297,852	297,852	74,463
DEUTSCHE BANK	YES	21/10/2009	21/01/2017	3.395							0	630,000	945,000	1,260,000	1,260,000	4,010,257
BCT PANAMÁ	YES	05/07/2010	08/11/2010	8.03							5,714	0	0	0	0	0
BANCO IMPROSA	YES	08/04/2010	08/10/2010	8.58							2,138	0	0	0	0	0
BANCO IMPROSA	YES	28/04/2010	08/11/2010	8.57							8,593	0	0	0	0	0
COMMERCIAL BANKS																
BANCOMEXT	NOT APPLIED	18/08/2009	18/08/2019	8.834	0	0	0	338,700	673,400	2,358,000						
FIDEICOMISO AAA NAFINSA	NOT APPLIED	16/05/1994	31/12/2018	8.54 - 10.31	0	20,734	12,343	4,033	1,375	620						
BANCOMEXT	NOT APPLIED	08/04/2009	07/04/2014	10.03	0	37,878	127,587	127,587	85,818	0						
BANK OF AMERICA, N.A.	YES	30/10/2008	30/10/2011	0.66							0	0	378,000	0	0	0
DEBENTURES	YES	01/07/2007	01/07/2013	2.29							0	0	0	5,670	0	0
ROYAL BANK OF SCOTLAND	YES	21/10/2009	21/07/2012	3.1325							0	87,570	72,872	0	0	0
BARCLAYS	YES	21/10/2009	21/07/2012	3.1325							0	135,450	112,872	0	0	0
BNP PARIBAS	YES	21/10/2009	01/05/2011	2.25888							0	65,820	0	0	0	0
MECANTIL COMMERCE BANK	YES	21/10/2009	21/07/2012	3.1325							0	144,265	120,201	0	0	0
MECANTIL COMMERCE BANK	YES	07/07/2010	05/10/2010	2.53125							83,803	0	0	0	0	0
MECANTIL COMMERCE BANK	YES	30/08/2010	29/11/2010	2.2964							83,803	0	0	0	0	0
BANCO DE COSTA RICA	YES	26/08/2010	20/11/2010	5.25							30,249	0	0	0	0	0
BANCO DE COSTA RICA	YES	13/08/2010	13/12/2010	5.25							17,843	0	0	0	0	0

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes.

In order to minimize the counterparty solvency risk, GRUMA enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterpart of these instruments, to a reasonable estimate of their market value (mark-to-market). Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1 the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.

There are potential liquidity requirements under our financial derivative instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth and competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of our business. As of September 30, 2010, the open positions of these instruments were valued at their fair market value and resulted in a loss of $35,056 thousands of pesos, which was applied to the year results. These financial instruments did not qualify as hedges for accounting purposes. The financial derivative instruments concluded on September 30 of 2010 represented a loss of $7,665 thousands of pesos.

Gruma entered into foreign exchange derivative transactions, which as of September of 2010 mainly involved the peso/dollar exchange rate. The reasonable market value of these derivative instruments can decrease or increase in the future, before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global market liquidity, international and local political events, among others.

These foreign exchange derivatives financial instruments were valuated to a reasonable estimate of their market value (mark-to-market). As of September 30, 2010 the open positions of these instruments represented an approximate net profit of $8, 814 thousands of pesos. The total profit was reflected in the yearly results. To this same date, this value had not represented cash flow for the Company.

The company has complied with all obligations under its derivative financial instruments.

 1) Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Foreign Exchange Derivative Financial Instruments

Summary of Foreign Exchange Financial Derivative Instruments
As of September 30th, 2010
Amounts in thousands of Pesos

Corn Derivative Financial Instruments:

Summary of Corn Financial Derivative
As of September 30th, 2010
Amounts in thousands of Pesos

The corn derivative financial instruments concluded on September 30, 2010, represented a loss of $4,918 thousands of pesos.

II. Sensibility Analysis

Foreign Exchange Derivative Financial Instruments

As of September 30, 2010, foreign exchange rate derivatives transactions that mainly involve the peso/dollar exchange rate have been entered into. These operations were registered at a reasonable estimate of their market value (mark-to-market).

The reasonable market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rates can result from changes in economic conditions, tax and monetary policies, volatile conditions, global market liquidity, international and local political events.

According to our position as of September 30, 2010, a hypothetical 10 percent loss of the peso against the dollar would result in an additional adverse effect of $118,241 thousands of pesos on the Company's income statement. This sensibility analysis is based on the underlying assets values developed by the counterpart as of September 30, 2010, which include effects on the exchange rate, time and volatile condition variables.

Sensibility Analysis
Regarding the Position in Foreign Exchange Derivative Financial Instruments
As of September 30, 2010
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in thousands of pesos

Corn Derivative Financial Instruments:

Based on the position as of September 30, 2010, a hypothetical 10 percent decrease of the Bushel value would result in an additional adverse effect of $11,028 thousands of pesos. This sensibility analysis is based on the underlying assets values provided in the valuation as of September 30, 2010.

Sensibility Analysis
Regarding the Position in Derivative Financial Instruments of Raw Materials (Corn)
As of September 30, 2010
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in thousands of pesos

CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García,
C.P. 66220, Monterrey, N.L., Tel.(81)8399 3300

STATUS REPORT REGARDING THE IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS GRUMA, S.A.B. DE C.V.

A) IDENTIFICATION OF PERSONNEL OR RESPONSIBLE AREAS

	Names
Names of Responsible Areas:	Corporate Administration Office
Taskforce members for transition (mention corresponding area):	Juan Quiroga (Gruma's Corporate Officer) Homero Huerta (Corporate Administration Officer) Jaime Cantú (Corporate Comptrolling) Héctor Treviño (Corporate Comptrolling) Rocio Pérez (Corporate Comptrolling) Carmen González (Corporate Comptrolling) Carlos Huerta (Corporate Comptrolling) Joel Suárez (Administration and Finance Department Gruma Corp.) Edgar Salgado (Administration Department Gruma México) Carlos Salas (Administration and Finance Department Gruma Central America) Cosme Martinez (Administration and Finance Department Gruma Asia/Oceania) Francisco Yong (Administration and Finance Department Gruma Europe)
Name of coordinator (if any):	Jaime Cantú – Corporate Comptroller
External Auditors firm:	PricewaterhouseCoopers, S.C.
External Advisors firm hired for transition other than auditors (if any):	Not Applicable

Brief description of the limitations to the services of PwC that will prevent us from infringe the provisions of article 84 of the "*Circular Única de Emisoras*".

PricewaterhouseCoopers, S.C. ("PwC") services included, in this project to advise Gruma S.A.B. de C.V. ("Gruma") regarding the adoption of the International Financial Reporting Standards ("IFRS") do not, at any time, contravene the restrictions established in article 83 of sole Issuer's Regulations "Circular Única":

The main activities to be carried out by PwC advisors in all stages are limited to:

1.- **Diagnosis**

(a) Analyze existing financial reports and assist Gruma's management to identify key low impact areas under IFRS;

(b) Provide general training on IFRS issues; and

(c) Analyze any possible impact on the organization caused by the adoption process to IFRS.

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CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García,
C.P. 66220, Monterrey, N.L., Tel.(81)8399 3300

2.- Project Plan

(a) Help Gruma's administration with its meetings and conference calls to launch the project and make observations and provide know-how according to best practices;

(b) Give examples relevant to the corporate managing body structure and working plan, in similar conversion to IFRS situations, as well as the best industry practices to be considered by Gruma's administration to form its corporate administrative body and work plan;

(c) Revise and comment the adoption plan determined by management; and

(d) Give advice regarding the internal communication plan.

3.- Assessment components and financial statements

(a) Work along with Gruma's administration reviewing new accounting policies under IFRS;

(b) Provide a benchmark applicable to Gruma's industry;

(c) Discuss their current industry practices to prepare financial statements;

(d) Give general examples of financial statements and notes under IFRS to be considered by company's management;

(e) Work together with Gruma's administration to fulfill new and additional information requirements to change Gruma's accounting policies; and

(f) Assist Gruma's management in determining differences between IFRS and Mexican Financial Accounting Standards (known as NIF) with the best practices of the industry, sharing experiences of similar IFRS conversion projects, examining assessment components and documents of said differences prepared by Gruma's management and IFRS experts.

B) TRAINING

Implementation direct participants

Issuer's personnel	Beginning Date	Ending date	Courses given or to be given
Issuer's Relevant directors and officers: - Juan A. Quiroga (Gruma's Chief Corporate Officer) - Raúl Peláez (Chief Financial Officer) - Homero Huerta (Chief Administration Officer)	August 2009	July 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS norms affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences between MX GAAP vs IFRS.
Members of the Committees of the Board of Directors: - Javier Vélez B. (Audit Committee and Corporate Governance Committee) - Juan Diez Canedo (Audit and Corporate	August 2009	July 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS norms affecting Gruma. 3) Course on initial adoption of

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gruma CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García,
C.P. 66220, Monterrey, N.L., Tel.(81)8399 3300

Governance Committees) - José de la Peña A. (Audit and Corporate Governance Committees)			IFRS1.
Personnel in charge of preparing and presenting financial information under IFRS: - Jaime Cantú (Corporate – Comptrolling) - Héctor Treviño (Corporate – Comptrolling) - Rocío Pérez (Corporate – Comptrolling) - Carmen González (Corporate – Comptrolling) - Rodrigo Martínez (Corporate – Legal) - Rogelio Sánchez (Corporate – Investors Relations) - Edgar Salgado (Mexico – Management and Finance) - Joel Suárez (US – Administration and Finance) - Carlos Salas (Central America – Administration and Finance) - Francisco Yong (Europe – Administration and Finance) - Cosme Martínez (Asia/Oceania – Administration and Finance) - Martin Gutiérrez (Technology Division – Administration and Finance)	August 2009	August 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS rules affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences between MX GAAP vs IFRS. 5) Workshop to discuss and review in detail technical differences applicable to Gruma. 6) Workshop to review and explain Gruma's initial guidelines. 7) Specific training according to detected differences as to registration, assessment, presentation and disclosure.
Auxiliary Personnel: - Sergio Quiros Madrigal (Accounting) - Lorena Fonseca Zuñiga (Accounting) - Dan Burke (Accounting) - José Luis Torres Chirinos (Accounting) - Dalila Ibarra (Accounting) - Juan Carlos Cham Pérez (Accounting) - Sergio Vázquez Esparza (Accounting) - Alfredo Martínez Madrigal (Accounting) - Gulbert Segura González (Accounting) - Liliana Velázquez (Accounting) - David Ponce Quintanilla (Accounting) - Franklin Hernández Salas (Comptrolling) - Santiago Limón (Comptrolling)	February 2010	August 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS rules affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences between MX GAAP vs IFRS. 5)Workshop to discuss and review in detail technical differences applicable to Gruma. 6) Workshop to review and explain Gruma's initial guidelines. 7) Specific training according to detected differences as to registration, assessment, presentation and disclosure.

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gruma CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García,
C.P. 66220, Monterrey, N.L., Tel.(81)8399 3300

- Hugo Pérez (Comptrolling) - Rene Alanis (Comptrolling) - Ignacio Hernández (Comptrolling) - Luis González Escamilla (Comptrolling) - Jorge Treviño López (Comptrolling) - Roberto Cabrera Domínguez (Comptrolling) - Andrés Nieto Martínez (Comptrolling) - Mario López Camarillo (Comptrolling) - Eduardo López (Internal Audit) - Alex Gómez (Internal Audit) - Víctor Ramírez (Internal Audit) - Ronald Ulate Méndez (Tax) - José Carrillo Mosqueda (Tax) - María del Carmen Salinas (Tax) - Pedro García Domínguez (Tax) - Walter Montoya Tencio (Budgeting) - Jaime Leal González (Budgeting) - Julio César Flores Díaz (Budgeting) - Carlos Valerio (IT) - María Elena González (IT) - Julio Rosa (IT) - Ignacio Casas Castellanos (Consolidation) - Eliazim Infante Rivera (Consolidation) - César Munguía Ortiz (Consolidation) - Fernando Villareal Lozano (Consolidation) - José Luis Méndez Morales (Legal) - Hernán Moreno Llvas (Legal)			

Implementation indirect participants

Office Titles:	Beginning date	Ending date
Treasury Vice-President Corporate Internal Audit Vice President Corporate IT Vice President Tax Vice President	February 2010	July 2010

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gruma® CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García,
C.P. 66220, Monterrey, N.L., Tel.(81)8399 3300

Human Resources Manager		

C) Activities Schedule

The Schedule of Activities presented in this paragraph has been approved by the Company's Audit Committee.

Date estimated for adoption:	**January 1st 2011**

Stage 1. Communication

Activity	Beginning Date	Ending Date	Scheduled Ending Date	Percentage of Progress (%)
1.- Coordination with issuer's General Administration with all areas involved and related companies that must be consolidated or incorporated.	August 2009	February 2010		100 %
2.- Design and communication of an informative plan.	August 2009		November 2010	90 %
3.- Design and communication of a training plan.	August 2009	August 2010		100 %

Stage 2. Accounting and business impact assessment

Activity	Beginning Date	Ending Date	Scheduled ending Time	Percentage of Progress (%)
1.- Preliminary identification of accounting impact requiring specific actions (diagnose of main differences, assessment and disclosure).	February 2010	Septiembre 2010		100 %
2.- Choose among available options among IFRS 1 (first time application) and analyzing provisions and estimates.	February 2010	September 2010		100 %
3.- Definition of new accounting policies according to the various alternatives contemplated by IFRS.	February 2010	September 2010		100 %
4.- Impact assessment upon information systems, internal control, etc.	February 2010		November 2010	60%
5.- Identification and assessment of issues affecting issuer's performance measurements (financial ratios, etc.).	February 2010		November 2010	70 %
6.- Identification and analysis of contracts and other agreements that may be amended due to the conversion to IFRS, as well as possible breaches of said commitments or covenants.	February 2010		November 2010	60%
7.- Detail of additional disclosures in the notes to the financial statements due to IFRS implementation.	February 2010		November 2010	90%

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CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García,
C.P. 66220, Monterrey, N.L., Tel.(81)8399 3300

Stage 3. Implementation and parallel preparation of financial statements under IFRS and the Mexican Accounting Standards

Activity	Beginning Date	Ending Date	Scheduled ending date	Percentage of Progress (%)
1.- Identification of main changes in the execution of information systems necessary to prepare financial statements under IFRS, both in data flow as in the preparation processes of said statements.	June 2010		December 2010	30 %
2.- Identification of documents and reports new and supplemental to the current ones that will be issued due to the changes in the information systems, as well as new subjects required by IFRS.	May 2010		December 2010	30%
3.- Analysis of the equity and income of issuer, identifying issuer's adjustments and assessments necessary to convert balances to the date of transition to IFRS.	February 2010		November 2010	70 %
4.- Preparation of opening balance sheet under IFRS and conciliation of results and equity against NIF.	February 2010	September 2010		100 %
5.- Design and adjustment of quality control processes in financial reporting to ensure reliability.	May 2010		November 2010	70 %

Completed Activities

Activity	Findings and/or work done	Decisions Taken
1.- Coordination with issuer's General Administration with all areas involved and related companies that must be consolidated or incorporated. 2.- Design and communication of an internal informative plan.	• Confirm project plan. • Formalize governing structure. • Define roles and responsibilities. • Communicate critical matters to project participants. • Qualitative analysis of main differences between NIFs and IFRS applicable to Gruma and impact level in its financial reporting and the effort to achieve the conversion as well as a general plan of action. • Analysis of alternatives allowed by IFRS.	• Gruma intends to adopt as of January 1st, 2011 the International Financial Reporting Standards or IFRS and January 1st as the transition date. • The following information is required from Gruma and all its Associated Subsidiaries: ○ Three Balance Sheets, the opening one (December 2009 adjusted) and two comparatives (2010 vs. 2011). ○ Two comparative Income Statements (2011 vs. 2010). ○ Two Cash Flow Statements (2011 vs. 2010). ○ Two Statements of Changes in Equity (2011 vs. 2010). ○ Notes to the consolidated Financial Statements (2011 vs. 2010). ○ Conciliation of equity prepared under NIF and the one resulting from the

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gruma CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García,
C.P. 66220, Monterrey, N.L., Tel.(81)8399 3300

		application of IFRS to January 1st, 2010 and to closing date 2010. ◦ Conciliation of net income under NIF and the one resulting from the application of IFRS to December 2010.

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